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April 19, 2016

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Green Dot Corporation
PRRN14A filed April 12, 2016
File No. 1-34819

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 19, 2016 (the “Staff Letter”), with regard to the above-referenced Preliminary Proxy Statement on Form PRRN14A filed by Harvest Capital Strategies, LLC (“Harvest”) on April 12, 2016 (the “Proxy Statement”) with respect to Green Dot Corporation.  We have reviewed the Staff Letter with our client, and provide the following responses on Harvest’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Revised Preliminary Proxy Statement filed on April 12, 2016

We Are Concerned with the Lack of Sufficient Stock Ownership Among Green Dot’s Independent Directors, page 20

1.
Refer to comment 8 in our prior comment letter dated April 9, 2016. We reissue that comment in part. Revise to state the percentage of Green Dot’s shares owned directly by your nominees, versus those owned by Harvest and its affiliates or those deemed to be beneficially owned by your nominees by virtue of their association with Harvest.

Harvest acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 20 of the Proxy Statement.

2.
See our last comment above and comment 8 in our last comment letter. Where you make the assertion at the bottom of page 20 that “during the last few months, two of Harvest’s director nominees have purchased more shares in open market transactions than all of Green Dot’s current incumbent directors in the public market history of the Company,” clarify this statement with a reference to the actual number and percentage of shares purchased by these individuals.

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Harvest acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 20 of the Proxy Statement.

We Believe Substantial Opportunities Exist at Green Dot to Create Value for All Shareholders,  page 21

3.
Comment 9 is reissued in part. Where you rely on discussions with industry participants and former employees to support your estimate of $25 million in cost savings you assert can be achieved at Green Dot, expand the discussion of how you believe those savings can be achieved. Although you have added one explanatory sentence, it is not fulsome disclosure about the steps you hope to take and your disclosure states that these measures are not intended to be exclusive. In addition, identify the “other industry participants” besides former employees of Green Dot with whom you have spoken about these cost saving measures and whom you state support your estimates.

Harvest acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 21 of the Proxy Statement.

*     *     *     *     *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:           Jeffrey Osher
Harvest Capital Strategies, LLC

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